RESULTS OF SHAREHOLDER MEETING
June 8 , 2006


   A Special Meeting of the Shareholders of Turner
Strategic Growth Fund was held on June 8, 2006, to approve an Agreement and Plan of Reorganization by and between the Turner Funds on behalf of the Turner Strategic Growth Fund
(the "Fund") and Phoenix Opportunities Trust (the "Phoenix
Trust"), on behalf of the Phoenix Growth Opportunities Fund
(the "Phoenix Fund") which provided for and contemplated:
(1) The transfer of all of the assets and liabilities of the Fund to the Phoenix Fund, a corresponding series of the Phoenix Trust, in exchange for Class A shares of the Phoenix Fund. (2) the distribution of the shares of the Phoenix Fund to shareholders of the Fund in liquidation of the Fund.


NUMBER OF VOTES:

FOR               513,007
AGAINST             4,950
ABSTAIN             5,933